                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                Lunar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    550362107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Robert E. Healing, Corporate Counsel, General Electric Company
            3135 Easton Turnpike, Fairfield, CT 06431 (203) 373-2243
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 8, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670828102                    13D                     Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.   Name Of Reporting Person
     I.R.S. Identification Nos. Of Above Persons (Entities Only)
     General Electric Company  14-0689340
--------------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group*
     (a) / /
     (b) /X/
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of         New York
     Organization
--------------------------------------------------------------------------------
   Number of        7.  Sole Voting Power          10,120,940
    Shares         -------------------------------------------------------------
  Beneficially      8.  Shared Voting Power
   Owned by        -------------------------------------------------------------
     Each           9.  Sole Dispositive Power     10,120,940
   Reporting       -------------------------------------------------------------
  Person With      10.  Shared Dispositive Power
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person     10,120,940
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)    100%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of Lunar Corporation ("Lunar" or the "Issuer"), which was acquired by Reporting Person upon the closing on August 8, 2000 of the Agreement and Plan of Merger among General Electric Company, Topaz Merger Corporation and Lunar dated June 2, 2000 (the "Merger Agreement"). The principal executive offices of the Issuer are located at 726 Heartland Trail, Madison, Wisconsin, 53717.


ITEM 2. IDENTITY AND BACKGROUND

     The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

     GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

     GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

     GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

     The names, business addresses and principal occupations of each of Reporting Person's executive officers and directors are set forth in Exhibit A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Exhibit A.

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as described in Exhibit A.

     GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Agreement and Plan of Merger described in Item 6 of this Statement was entered into by GE and Lunar and was closed on August 8, 2000. The securities were acquired in connection with the closing of the

Merger Agreement. Upon the closing of the Merger, the shares of Lunar stock were converted into the right to receive 0.322 shares of GE common stock, par value $0.06 per share ("GE Common Stock").


ITEM 4. PURPOSE OF TRANSACTION

     GE entered into the Merger Agreement described in Item 6 in order to acquire all of the outstanding Common Stock of Lunar. GE intends to operate Lunar as a wholly owned subsidiary. Following the Merger, GE, as the sole shareholder of Lunar, adopted new articles of incorporation and bylaws, changed the number of directors, elected new directors, and reduced the capitalization of Lunar. Lunar's common stock was, upon the consummation of the Merger, eligible for termination of registration and was delisted from the Nasdaq System.


ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) - (c) By reason of the Merger, GE owns 100% of the outstanding common stock of Lunar. GE has the sole power to vote all of the shares of Lunar stock. The Merger was effected on August 8, 2000, following a meeting of the stockholders of Lunar at the Lunar offices located at 726 Heartland Trail, Madison, Wisconsin. The price per share of the transaction is described under
Item 3.

     Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of Lunar Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Lunar Common Stock since the last Schedule 13D was filed by the Reporting Person on June 12, 2000.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     On June 2, 2000, GE, Topaz Merger Corporation, a Wisconsin corporation and a wholly owned subsidiary of GE ("Sub") and Lunar entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Lunar (the "Merger"), with Lunar surviving the Merger and becoming a wholly-owned subsidiary of GE. By virtue of the Merger, each outstanding share of Lunar Common Stock (other than shares held by Lunar or its subsidiaries or GE or any wholly-owned subsidiaries of GE) was converted into the right to receive
0.322 shares of GE Common Stock A copy of the Merger Agreement is included as
Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

     Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and Lunar entered into the Stock Option Agreement (the "Stock Option Agreement") in which Lunar granted to GE an option (the "Option") to purchase up to 2,014,067 shares (the "Optioned Shares") of Lunar Common Stock (which represented approximately 19.9% of the outstanding shares of Lunar Common Stock) at an exercise price of $17.00 per share, payable in cash.

     The Option was immediately exercisable if one or more of the following events occurred: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person"), acquired or became the beneficial owner of 20% or more of the outstanding shares of Lunar Common Stock, (b) any group was formed which beneficially owned 20% or more of the outstanding shares of Lunar

Common Stock; (c) any person commenced a tender or exchange offer for 20% or more of the then outstanding shares of Lunar Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Lunar, or other similar business combination involving Lunar; (d) Lunar entered into, or announced that it proposed to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Lunar or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission) of Lunar or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Lunar or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person was granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Lunar Common Stock which, together with all shares of Lunar Common Stock beneficially owned by such Person, resulted or would have resulted in such Person being the beneficial owner of 20% or more of the outstanding shares of Lunar Common Stock; or (f) there was a public announcement with respect to a plan or intention by a person, other than GE or its affiliates, to effect any of the foregoing transactions.

     The Option terminated upon the closing of the Merger. A copy of the Stock Option Agreement entered into between GE and Lunar is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

ITEM 7. EXHIBITS

EXHIBIT A Identity and Background of Directors and Executive Officers of
          Reporting Persons

99(a)*    Agreement and Plan of Merger Among General Electric Company, Topaz
          Merger Corp., and Lunar Corporation dated June 2, 2000.

99(b)*    Stock Option Agreement dated June 2, 2000.


*    Incorporated by reference to the Exhibit of the same number filed with the
     Schedule 13D filed by the Reporting Person on June 12, 2000.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 18, 2000                 GENERAL ELECTRIC COMPANY

                                       /s/ Janet Bedol

                                       By:  Janet Bedol
                                       Its: Associate Securities Counsel

                                 SCHEDULE 13D/A

                                  EXHIBIT INDEX

EXHIBIT A Identity and Background of Directors and Executive Officers of
          Reporting Persons

99(a)*    Agreement and Plan of Merger Among General Electric Company, Topaz
          Merger Corp., and Lunar Corporation dated June 2, 2000.

99(b)*    Stock Option Agreement dated June 2, 2000.


*    Incorporated by reference to the Exhibit of the same number filed with the
     Schedule 13D filed by the Reporting Person on June 12, 2000.

                                   SCHEDULE A

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.I.Cash, Jr.              Harvard Business School            Professor of Business
                           Morgan Hall                        Administration-Graduate
                           Soldiers Field   Road              School of Business
                           Boston, MA 02163                   Administration, Harvard
                                                              University

S.S. Cathcart              222 Wisconsin Avenue               Retired Chairman,
                           Suite 103                          Illinois Tool Works
                           Lake Forest, IL 60045

D.D. Dammerman             General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

P. Fresco                  Fiat SpA                           Chairman of the Board,
                           via Nizza 250                      Fiat SpA
                           10126 Torino, Italy

A. M. Fudge                Kraft Foods, Inc.                  Executive Vice President,
                           555 South Broadway                 Kraft Foods, Inc.
                           Tarrytown, NY  10591

C.X. Gonzalez              Kimberly-Clark de Mexico,          Chairman of the Board
                           S.A. de C.V.                       and Chief Executive Officer,
                           Jose Luis Lagrange 103,            Kimberly-Clark de Mexico,
                           Tercero Piso                       S.A. de C.V.
                           Colonia Los Morales
                           Mexico, D.F. 11510, Mexico

A. Jung                    Avon Products, Inc.                President and Chief
                           1345 Avenue of the Americas        Executive Officer,
                           New York, NY  10105                Avon Products, Inc.

K.G. Langone               Invemed Associates, Inc.           Chairman, President and Chief
                           375 Park Avenue                    Executive Officer,
                           New York, NY  10152                Invemed Associates, Inc.

Scott G. McNealy           Sun Microsystems, Inc.             Chairman, President and Chief
                           901 San Antonio Road               Executive Officer,
                           Palo Alto, CA 94303-4900           Sun Microsystems, Inc.


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
G.G. Michelson             Federated Department Stores        Former Member of the
                           151 West 34th Street               Board of Directors,
                           New York, NY 10001                 Federated Department Stores

S. Nunn                    King & Spalding                    Partner, King & Spalding
                           191 Peachtree Street, N.E.
                           Atlanta, Georgia 30303

R.S. Penske                Penske Corporation                 Chairman of the Board
                           13400 Outer Drive, West            and President, Penske
                           Detroit, MI 48239-4001             Corporation

F.H.T. Rhodes              Cornell University                 President Emeritus
                           3104 Snee Building                 Cornell University
                           Ithaca, NY 14853

A.C. Sigler                Champion International             Retired Chairman of the
                           Corporation                        Board and CEO
                           1 Champion Plaza                   and former Director,
                           Stamford, CT 06921                 Champion International Corporation

D.A. Warner III            J. P. Morgan & Co., Inc.           Chairman of the Board,
                           & Morgan Guaranty Trust Co.        President, and Chief
                           60 Wall Street                     Executive Officer,
                           New York, NY 10260                 J.P. Morgan & Co.
                                                              Incorporated and Morgan
                                                              Guaranty Trust Company

J.F. Welch, Jr.            General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive
                           Fairfield, CT 06431                Officer, General Electric Company


                                   Citizenship
                                   -----------
    P. Fresco                        Italy
    C. X. Gonzalez                   Mexico
    Andrea Jung                      Canada
    All Others                       U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.F. Welch, Jr.            General Electric Company           Chairman of the Board and
                           3135 Easton Turnpike               Chief Executive Officer
                           Fairfield, CT 06431

P.D. Ameen                 General Electric Company           Vice President and Comptroller
                           3135 Easton Turnpike
                           Fairfield, CT 06431

J.R. Bunt                  General Electric Company           Vice President and Treasurer
                           3135 Easton Turnpike
                           Fairfield, CT 06431

W.J. Conaty                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Human Resources
                           Fairfield, CT 06431

D.D. Dammerman             General Electric Company           Vice Chairman of the Board and
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital Services, Inc.

L.S. Edelheit              General Electric Company           Senior Vice President -
                           P. O. Box 8                        Corporate Research
                           Schenectady, NY 12301              and Development

Matthew J. Espe            General Electric Company           Senior Vice President -
                           Nela Park                          GE Lighting
                           Cleveland, OH 44112

B.W. Heineman, Jr.         General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               General Counsel and Secretary
                           Fairfield, CT 06431

J.R. Immelt                General Electric Company           Senior Vice President -
                           P.O. Box 414                       GE Medical Systems
                           Milwaukee, WI 53201

L. R. Johnston             General Electric Company           Senior Vice President -
                           Appliance Park                     GE Appliances
                           Louisville, KY 40225


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
W.J. McNerney, Jr.         General Electric Company           Senior Vice President -
                           1 Neumann Way                      GE Aircraft Engines
                           Cincinnati, OH  05215

R.L. Nardelli              General Electric Company           Senior Vice President -
                           1 River Road                       GE Power Systems
                           Schenectady, NY 12345

R.W. Nelson                General Electric Company           Vice President -
                           3135 Easton Turnpike               Corporate Financial Planning
                           Fairfield, CT 06431                and Analysis

G.M. Reiner                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Chief Information Officer
                           Fairfield, CT 06431

J.G. Rice                  General Electric Company           Vice President -
                           2901 East Lake Road                GE Transportation Systems
                           Erie, PA  16531

G.L. Rogers                General Electric Company           Senior Vice President -
                           1 Plastics Avenue                  GE Plastics
                           Pittsfield, MA 01201

K.S. Sherin                General Electric Company           Senior Vice President - Finance
                           3135 Easton Turnpike               and Chief Financial Officer
                           Fairfield, CT 06431

L.G. Trotter               General Electric Company           Senior Vice President -
                           41 Woodford Avenue                 GE Industrial Systems
                           Plainville, CT 06062


                      Citizenship of All Executive Officers
                      -------------------------------------
                                     U.S.A.